August 10, 2009

Via EDGAR

Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549 Attn: Christian T. Sandoe, Esq.

Re:	Application for Withdrawal of Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 – Form RW
Evolution U.S. Government Guaranteed Floating Rate Loan Fund, a series of Evolution Investment Trust
(File Nos. 333-153865 and 811-22239)

Dear Mr. Sandoe:

Evolution U.S. Government Guaranteed Floating Rate Loan Fund, a series of Evolution Investment Trust (CIK: 0001446767), a Delaware statutory trust (the “Fund”), hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its registration statement on Form N-2 (File Nos. 333-153865 and 811-22239) filed under the Securities Act and under the Investment Company Act of 1940, as amended (the “1940 Act”), as well as all amendments and exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on October 6, 2008, and the accession number of the filing in question is 0001188112-08-002718.

The Registration Statement was not declared effective by the Commission and the Fund sold no securities pursuant to the Registration Statement.  The Fund does not intend to conduct the offering of shares contemplated in the Registration Statement at this time; however, the Fund intends, at a later date, to file a registration statement on Form N-2 under the 1940 Act only and conduct a private placement in reliance on Rule 155(c) under the Securities Act.

The Fund also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Fund's account with the Commission pursuant to the withdrawal of the Registration Statement contemplated herein.

New York:	Houston:
152 West 57th Street, 4th Fl.	9595 Six Pines Dr., Suite 8210
New York, New York 10019	Houston, Texas 77380
Tel. 212-634-5260	Tel. 713-268-1110
Fax 212-582-2424	Fax 713-268-1114

Withdrawal of Registration Statements
August 10, 2009

If you have any questions concerning the foregoing, please contact Robert H. Rosenblum of K&L Gates LLP, at (202) 778-9464.

Very truly yours,

Evolution U.S. Government Guaranteed Floating Rate Loan Fund

By:	/s/ Damian Omar Valdez
Name:	Damian Omar Valdez
Title:	Chief Executive Officer